RESULTS OF SHAREHOLDER VOTES

The Annual Meeting of Shareholders of the Fund was held on June 15, 2011. At the meeting, shareholders voted on the election of all trustees. Forty percent (40%) of the shares entitled to vote on the matter shall constitute a quorum. If a quorum is present, a plurality of all votes cast at the meeting is sufficient for the election of Trustees. A quorum was present and the proposal was approved, the details of which are as follows:


                          Votes Cast
                           in Favor       Withheld
W. Thacher Brown          8,189,649       162,728
Suzanne P. Welsh          8,179,027       173,350
Morris Lloyd, Jr.         8,087,929       264,448
Ellen D. Harvey           8,177,374       175,003